Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-185212

Prospectus Supplement No. 1

(To Prospectus dated June 5, 2020)

Plastec Technologies, Ltd.

12,093,935 Ordinary Shares (for Resale)

This Prospectus Supplement No. 1 amends and supplements the Prospectus dated June 5, 2020 relating to 12,093,935 ordinary shares of Plastec Technologies, Ltd. that may be sold from time to time by the Selling Securityholders set forth in the Prospectus.

We will not receive any proceeds from the sale of the securities under this prospectus.

The securities are being registered to permit the Selling Securityholders to sell the securities from time to time in the public market at prices determined by the prevailing market prices or in privately negotiated transactions. Information regarding the Selling Securityholders, the amounts of ordinary shares that may be sold by them and the times and manner in which they may offer and sell the ordinary shares under this prospectus is provided under the sections titled “Selling Securityholders” and “Plan of Distribution,” respectively, in the Prospectus. We do not know when or in what amount the Selling Securityholders may offer the securities for sale. The Selling Securityholders may sell any, all, or none of the securities offered by this prospectus.

Our ordinary shares are quoted on the OTC Bulletin Board under the symbols “PLTYF”. As of August 18, 2020, the closing sale price of our ordinary shares was $5.11 per share.

This Prospectus Supplement No. 1 is being filed to include the information set forth in the Report of Foreign Private Issuer on Form 6-K filed on August 20, 2020, which is set forth below. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus dated June 5, 2020, which is to be delivered with this prospectus supplement. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves significant risks. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is August 20, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2020

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for the six months ended June 30, 2020.

As previously reported, on November 20, 2019, we consummated the transaction contemplated by an asset disposal agreement entered into with an unaffiliated third-party purchaser dated November 15, 2019, pursuant to the terms of which we transferred ownership interests in our then wholly-owned subsidiary holding the right to use certain parcels of land in Shenzhen together with premises built thereon to the purchaser for HK$47,964,570.65 (or US$6,149,304) in cash, net of all relevant expenses, charges and taxes, and against payment of HK$112,035,429.35 (or US$14,363,517) representing all amounts due from the former subsidiary disposed of.

Further, on June 29, 2020 and pursuant to the terms of a share transfer agreement of the same date, we transferred the ownership interests in our then wholly-owned dormant subsidiary with a negative net worth of approximately HK$1,600 to an unaffiliated third-party purchaser for HK$27,000.

 As a result of the asset disposal consummated in November 2019, the unaudited consolidated statements of operations and comprehensive income and the consolidated statements of cash flows for the six month period ended June 30, 2019 were retrospectively adjusted arising from the deconsolidation of disposed business lines, which have been classified as discontinued operations.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2020	2019
	HK$	HK$
ASSETS

Current assets
Cash and cash equivalents	183,732	185,530
Deposits, prepayment and other receivables	2,209	1,754
Total current assets	185,941	187,284

Property, plant and equipment, net	242	423
Intangible assets	438	438
Total assets	186,621	188,145

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Other payables and accruals	447	1,341
Tax payable	9,796	9,407
Total current liabilities	10,243	10,748

Total liabilities	10,243	10,748

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	150,258	151,277
Total shareholders’ equity	176,378	177,397

Total liabilities and shareholders’ equity	186,621	188,145

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2020	2019
	HK$	HK$

Revenues	-	-

Operating (expenses)/income, net
Selling, general and administrative expenses	(1,638)	(11,365)
Gain on disposal of a subsidiary	29	-
Total operating expenses, net	(1,609)	(11,365)

Loss from operations	(1,609)	(11,365)

Interest income	979	1,955
Loss before income tax expense	(630)	(9,410)

Income tax expense from continuing operations	(389)	(719)
Net loss from continuing operations attributable to the Company’s shareholders	(1,019)	(10,129)

Discontinued operations:
Net income from discontinued operations	-	1,282

Net income from discontinued operations attributable to the Company's shareholders	-	1,282

Net loss attributable to the Company’s shareholders	(1,019)	(8,847)

Other comprehensive income
Foreign currency translation adjustment	-	-
Comprehensive loss attributable to the Company’s shareholders	(1,019)	(8,847)

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2020	2019
	HK$	HK$

Net income per share:

Weighted average number of ordinary shares
Continuing operations	12,938,128	12,938,128
Discontinued operations	-	12,938,128

Weighted average number of diluted ordinary shares
Continuing operations	12,938,128	12,938,128
Discontinued operations	-	12,938,128

Basic (loss)/income per share attributable to the Company’s shareholders
Continuing operations	(HK$0.08)	(HK$0.78)
Discontinued operations	-	HK$0.10

Diluted (loss)/income per share attributable to the Company’s shareholders.
Continuing operations	(HK$0.08)	(HK$0.78)
Discontinued operations	-	HK$0.10

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2018 and at January 1, 2019	12,938,128	101	26,049	(30)	524,189	550,309

Net income for the year	-	-	-	-	40,849	40,849
Dividends paid	-	-	-	-	(413,761)	(413,761)
Balance at December 31, 2019 and at January 1, 2020	12,938,128	101	26,049	(30)	151,277	177,397

Net loss for the period	-	-	-	-	(1,019)	(1,019)
Balance at June 30, 2020	12,938,128	101	26,049	(30)	150,258	176,378

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2020	2019
	HK$	HK$
Operating activities
Net loss	(1,019)	(8,847)
Less: Net income from discontinued operations	-	1,282
Net loss from continuing operations	(1,019)	(10,129)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	181	181
Gain on disposal of a subsidiary	(29)	-
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(452)	53
Other payables and accruals	(895)	5,287
Tax payables	389	719
Net cash used in continuing operations	(1,825)	(3,889)
Net cash provided by discontinued operations	-	12
Net cash used in operating activities	(1,825)	(3,877)

Investing activities
Net cash inflow from disposals of subsidiaries (net of cash disposed of, HK$1 for the 6-month period ended June 30, 2020 and nil for the 6-month period ended June 30, 2019)	27	165,506
Net cash provided by continuing operations	27	165,506
Net cash used in discontinued operations	-	-
Net cash provided by investing activities	27	165,506

Financing activity
Dividends paid	-	(252,294)
Net cash used in continuing operations	-	(252,294)
Net cash used in financing activity	-	(252,294)

Net decrease in cash and cash equivalents	(1,798)	(90,665)

Effect of exchange rate changes on cash and cash equivalents	-	-
Cash and cash equivalents, beginning of period	185,530	272,820
Cash and cash equivalents, end of period	183,732	182,155
Less: cash and cash equivalents from discontinued operations	-	(82)
Cash and cash equivalents, end of the period from continuing operations	183,732	182,073

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION FROM CONTINUING OPERATIONS:
Interest received, net	979	1,955

PLASTEC TECHNOLOGIES, LTD.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Operating results for the six months ended June 30, 2020 compared to the six months ended June 30, 2019

We did not record operating income. We were maintaining minimal daily operations and keeping a progressive reduction in all expenses. As a result, our selling, general and administrative expenses for the six months ended June 30, 2020 decreased by approximately HK$9.7 million to approximately HK$1.6 million from approximately HK$11.4 million in the six months ended June 30, 2019.

Balance sheet positions as at June 30, 2020 compared to December 31, 2019

Total assets decreased by approximately HK$1.5 million to approximately HK$186.6 million as of June 30, 2020 compared to approximately HK$188.1 million as of December 31, 2019. This decrease was mainly attributable to the reduction of approximately HK$1.8 million cash and cash equivalents during the period.

Total liabilities decreased by approximately HK$0.5 million to approximately HK$10.2 million as of June 30, 2020 compared to approximately HK$10.7 million as of December 31, 2019.

Cashflow analysis

We have relied primarily upon internally generated funds to finance our minimal operations.

For the six months ended June 30, 2020, we recorded approximately HK$1.8 million cash outflow as compared to approximately HK$90.7 million cash outflow in the same corresponding period in the prior year.

We recorded approximately HK$1.8 million cash outflow from operating activities as compared to approximately HK$3.9 million cash outflow in the corresponding period in the prior year.

Net cash provided by investing activities was approximately HK$27,000 cash inflow as compared to approximately HK$165.5 million cash inflow in the corresponding period in the prior year, being receipts of the net proceeds derived from the disposals of subsidiaries.

Net cash used in financing activities was nil as compared to approximately HK$252.3 million cash outflow in the corresponding period in the prior year, which was the cash dividend payment.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: August 20, 2020